CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2006		2005		2004		2003		2002
Earnings from continuing operations	$64,828		$59,081		$52,202		$57,008		$59,574
Income taxes	33,059		37,495		27,691		29,846		32,172
Earnings from continuing operations before income taxes	$97,887		$96,576		$79,893		$86,854		$91,746
Fixed charges:
Interest, long-term debt	$33,138		$24,583		$26,909		$25,841		$24,762
Interest, other (including interest on short-term debt)	4,662		2,431		984		2,220		4,001
Amortization of debt expense, premium, net	1,295		1,482		1,797		1,526		931
Portion of rentals representative of an interest factor	506		283		267		513		528
Total fixed charges	$39,601		$28,779		$29,957		$30,100		$30,222
Earnings from continuing operations before income taxes	$97,887		$96,576		$79,893		$86,854		$91,746
Total fixed charges from above	39,601		28,779		29,957		30,100		30,222
Earnings from continuing operations before income taxes and fixed charges	$137,488		$125,355		$109,850		$116,954		$121,968
Ratio of earnings to fixed charges	3.47	x	4.36	x	3.67	x	3.89	x	4.04	x